SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87305R109

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, California 92626 (714) 327-3000	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

June 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87305R109

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,410,722 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,410,722 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 3,410,722 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.5% (See Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 87305R109

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,410,722 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,410,722 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 3,410,722 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.5% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,320,661 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,320,661 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 3,320,661 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,320,661 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 3,320,661 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 3,320,661 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 3.4% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 90,061 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 90,061 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 90,061 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse (1999) Fund IV, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 605,882 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 605,882 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 605,882 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse GP (1999) Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 605,882 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 605,882 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 605,882 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM4/GP (1999) Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 582,217 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 582,217 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 582,217 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HMTF Equity Fund IV (1999), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 578,122 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 578,122 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 578,122 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.6% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HMTF Private Equity Fund IV (1999), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,095 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,095 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,095 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.004% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM 4-P (1999) Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,217 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 14,217 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 14,217 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM 4-EQ (1999) Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,448 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 9,448 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 9,448 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM Legacy LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,779 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 30,779 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 30,779 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 87305R109

1	Name of reporting person: HM GP Partners IV Cayman, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,779 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 30,779 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 30,779 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM Equity Fund IV/GP Partners (1999), C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,779 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 30,779 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 30,779 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse PG-IV (1999), C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,779 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 30,779 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 30,779 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,047,383 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,047,383 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,047,383 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1% (See Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 87305R109

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 4,047,383 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 4,047,383 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 4,047,383 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.1% (See Item 5)
14	Type of reporting person (see instructions) IN

This Amendment No. 1 amends and supplements the Schedule 13D filed on June 4, 2015 (the “Schedule 13D”), as set forth herein. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)

(1) Fund III Incorporated may be deemed to beneficially own in the aggregate 3,410,722 shares of Common Stock, representing approximately 3.5% of the outstanding shares of Common Stock.

(2) GP Partners III may be deemed to beneficially own in the aggregate 3,410,722 shares of Common Stock, representing approximately 3.5% of the outstanding shares of Common Stock.

(3) HM3/GP Partners may be deemed to beneficially own in the aggregate 3,320,661 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

(4) Fund III may be deemed to beneficially own in the aggregate 3,320,661 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 90,061 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

(6) Fund IV LLC may be deemed to beneficially own in the aggregate 605,882 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

(7) GP Partners IV may be deemed to beneficially own in the aggregate 605,882 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

(8) HM4 may be deemed to beneficially own in the aggregate 582,217 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

(9) Equity Fund IV may be deemed to beneficially own in the aggregate 578,122 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock.

(10) Private Equity Fund IV may be deemed to beneficially own in the aggregate 4,095 shares of Common Stock, representing approximately 0.004% of the outstanding shares of Common Stock.

(11) HM 4-P may be deemed to beneficially own in the aggregate 14,217 shares of Common Stock, representing 0.01% of the outstanding shares of Common Stock.

(12) EQ Coinvestors may be deemed to beneficially own in the aggregate 9,448 shares of Common Stock, representing 0.01% of the outstanding shares of Common Stock.

(13) HM Legacy may be deemed to beneficially own in the aggregate 30,779 shares of Common Stock, representing approximately 0.03% of the outstanding shares of Common Stock.

(14) Partners IV Cayman may be deemed to beneficially own in the aggregate 30,779 shares of Common Stock, representing approximately 0.03% of the outstanding shares of Common Stock.

(15) HM IV CV may be deemed to beneficially own in the aggregate 30,779 shares of Common Stock, representing approximately 0.03% of the outstanding shares of Common Stock.

(16) PG-IV may be deemed to beneficially own in the aggregate 30,779 shares of Common Stock, representing 0.03% of the outstanding shares of Common Stock.

(19) Mr. Muse may be deemed to beneficially own in the aggregate 4,047,383 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock.

(20) Mr. Rosen may be deemed to beneficially own in the aggregate 4,047,383 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock.

The above percentages are based on (i) the 84,019,121 shares of Common Stock reported as outstanding on the Company’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 5, 2015, and (ii) the 14,475,615 shares of Common Stock issued in connection with the Merger as described in Item 4 above.

(b)

(1) Fund III Incorporated has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 3,410,722 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(2) GP Partners III has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 3,410,722 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(3) HM3/GP Partners has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 3,320,661 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(4) Fund III has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 3,320,661 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 90,061 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(6) Fund IV LLC has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 605,882 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(7) GP Partners IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 605,882 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(8) HM4 has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 582,217 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(9) Equity Fund IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 578,122 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(10) Private Equity Fund IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 4,095 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(11) HM 4-P has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 14,217 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(12) EQ Coinvestors has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 9,448 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(13) HM Legacy has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 30,779 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(14) Partners IV Cayman has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 30,779 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(15) HM IV CV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 30,779 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(16) PG-IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 30,779 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(17) Mr. Muse has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 4,047,383 shares of Common Stock as a result of the governance structure described in paragraph (D) below.

(18) Mr. Rosen has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 4,047,383 shares of Common Stock as a result of the governance structure described in paragraph (D) below.

(A) HM3/GP Partners is the sole general partner of Fund III. GP Partners III is the sole general partner of HM3/GP Partners and of HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III. As a result, each of HM3/GP Partners, GP Partners III and Fund III Incorporated may be deemed to beneficially own any shares of Common Stock beneficially owned by Fund III, and each of GP Partners III and Fund III Incorporated may be deemed to beneficially own any shares of Common Stock beneficially owned by HM3 Coinvestors.

All of the 3,320,661 shares of Common Stock for which Fund III has shared voting and dispositive power are held of record by Fund III. All of the 90,061 shares of Common Stock for which HM3 Coinvestors has shared voting and dispositive power are held of record by HM3 Coinvestors. Of the shares of Common Stock for which each of Fund III Incorporated, GP Partners III and HM3/GP Partners has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated, GP Partners III or HM3/GP Partners, respectively.

(B) HM4 is the sole general partner of each of Equity Fund IV and Private Equity Fund IV. GP Partners IV is the sole general partner of HM4, HM 4-P and EQ Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV. As a result, each of HM4, GP Partners IV and Fund IV LLC may be deemed to beneficially own any shares of Common Stock beneficially owned by Equity Fund IV and Private Equity Fund IV, and each of GP Partners IV and Fund IV LLC may be deemed to beneficially own any shares of Common Stock beneficially owned by HM 4-P and EQ Coinvestors.

All of the 578,122 shares of Common Stock for which Equity Fund IV has shared voting and dispositive power are held of record by Equity Fund IV. All of the 4,095 shares of Common Stock for which Private Equity Fund IV has shared voting and dispositive power are held of record by Private Equity Fund IV. All of the 14,217 shares of Common Stock for which HM 4-P has shared voting and dispositive power are held of record by HM 4-P. All of the 9,448 shares of Common Stock for which EQ Coinvestors has shared voting and dispositive power are held of record by EQ Coinvestors. Of the shares of Common Stock for which each of Fund IV LLC, GP Partners IV and HM4 has shared voting and dispositive power, none of such shares are held of record by Fund IV LLC, GP Partners IV or HM4, respectively.

(C) HM IV CV is the sole general partner of PG-IV. Partners IV Cayman is the sole general partner of HM IV CV. HM Legacy (collectively with Fund III Incorporated and Fund IV LLC, the “General Partners”) is the sole general partner of Partners IV Cayman. As a result, each of HM IV CV, Partners IV Cayman and HM Legacy may be deemed to beneficially own any shares of Common Stock beneficially owned by PG-IV.

All of the 30,779 shares of Common Stock for which PG-IV has shared voting and dispositive power are held of record by PG-IV. Of the shares of Common Stock for which each of HM Legacy, Partners IV Cayman and HM IV CV has shared voting and dispositive power, none of such shares are held of record by HM Legacy, Partners IV Cayman or HM IV CV, respectively.

(D) The committee that exercises voting and dispositive power over the shares beneficially owned by each of the General Partners currently consists of two members, Messrs. Muse and Rosen. Each of Messrs. Muse and Rosen may be deemed to share beneficial ownership with respect to all of the shares of Common Stock beneficially owned by the General Partners.

Of the shares of Common Stock for which each of Messrs. Muse and Rosen has shared voting and dispositive power, none of such shares are held of record by Messrs. Muse or Rosen, respectively.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this statement not owned by him or it of record.

(c) The information disclosed in Item 4 above is hereby incorporated herein by reference.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held of record and/or beneficially owned by the Filing Parties is governed by their respective limited partnership agreements, limited liability regulations and corporate documents, as applicable, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership, membership or corporate interests.

(e) Each of the Filing Parties ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on June 8, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to add the following paragraph at the end of the item:

In connection with the sale of an aggregate of 3,000,000 shares of Common Stock to Morgan Stanley & Co. LLC (“Morgan Stanley”), each of the Filing Parties entered into a lock-up agreement with Morgan Stanley pursuant to which each of the Filing Parties, subject to certain exceptions set forth in such agreements, agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned by it or him, for a period of 30 days from June 8, 2015, without the prior consent of Morgan Stanley.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add the following exhibit:

3.	Lock-Up Agreement by and among the Hicks Muse Record Holders and Morgan Stanley & Co. LLC, dated June 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS, MUSE (1999) FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS, MUSE GP (1999) PARTNERS IV, L.P.

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM4/GP (1999) PARTNERS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HMTF EQUITY FUND IV (1999), L.P.

	By:	HM4/GP (1999) Partners, L.P.,
its general partner

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HMTF PRIVATE EQUITY FUND IV (1999), L.P.

	By:	HM4/GP (1999) Partners, L.P.,
its general partner

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM 4-P (1999) COINVESTORS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM 4-EQ (1999) COINVESTORS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM LEGACY LLC

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM GP PARTNERS IV CAYMAN, L.P.

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

	By:	HM GP Partners IV Cayman, L.P.,
its general partner

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015	HICKS, MUSE PG-IV (1999), C.V.

	By:	HM Equity Fund IV/GP Partners (1999), C.V.,
its general partner

	By:	HM GP Partners IV Cayman, L.P.,
its general partner

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015

/s/ David W. Knickel
John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015

/s/ David W. Knickel
Andrew S. Rosen (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities Exchange Commission as Exhibit 2 to Schedule 13D filed by Hicks Muse Fund III Incorporated on December 29, 2014)

EXHIBIT INDEX

Exhibit No.	Description

3	Lock-Up Agreement by and among the Hicks Muse Record Holders and Morgan Stanley & Co. LLC, dated June 8, 2015.